REVIEWED FINANCIAL STATEMENTS

Moonshot Junior, Inc.

For the Years Ended December 31, 2020 and 2019
With Independent Accountant's Review Report

MOONSHOT JUNIOR, INC.

Financial Statements

For the Years Ended December 31, 2020 and 2019

Contents

Prepared by:

Fiona Hamza, CPA

6604 Terrace Mill Ln, Plano, TX 75024

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Moonshot Junior, Inc.

I have reviewed the accompanying financial statements of Moonshot Junior, Inc., which comprises the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Plano, Texas
March 3, 2021

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Moonshot Junior, Inc.

Balance Sheets

	December 31,		
	2020		**2019**
Assets			
Current assets:			
Cash and cash equivalents *(note 1)*	$	**42,303**	$ 7,460
ˀ Cash in Foreign bank account (India)		**32,545**	-
Accounts receivable		**3130**	730
Inventory *(note 2)*		**43,331**	18,000
Total current assets		**121,309**	26,190
Fixed Assets *(note 2)*			
Furniture and Equipment		**-**	-
Accumulated Depreciation		**-**	-
Net fixed assets		**-**	-
Deferred tax asset *(note 2)*		**143,582**	10,374
Total assets	$	**264,891**	$ 36,564
Liabilities and Stockholders' Equity			
Current liabilities:			
Trade payables		**15,429**	-
Accrued payroll-shareholder		**150,000**	-
Accrued interest		**1,068**	-
Current portion of long-term liabilities		**-**	-
Total current liabilities		**166,497**	-
Long term liabilities		**435,949**	-
Total liabilities		**602,446**	-
Stockholders' (deficit) equity			
Common stock, $.0001 par value, 20,000,000 shares authorized, 8,950,000 shares issued and 8,856,610 outstanding *(note 3)*		**895**	895
Paid-in Capital- Common Stock		**6,105**	6,105
Treasury stock		**(38)**	-
Loans from shareholders		**195,515**	68,589
Retained deficit		**(540,032)**	(39,025)
Total Stockholders' (deficit) equity		**(337,555)**	36,564
Total liabilities and stockholders' equity	$	**264,891**	$ 36,564

See Independent Accountant's Review Report.

Moonshot Junior, Inc.

Statements of Operations

| | December 31, | |
	2020	2019
Sales revenue, net	$ 202,311	$ 12,138
Expenses:		
Advertising and marketing	164,337	44
Accounting services	7,456	-
Bank charges	785	39
Business development tools	11,071	-
Consulting expense- officer	150,000	-
Contractor expense	64,169	1,793
Course creation	1,226	-
Donation	401	-
Dues and subscriptions	9,708	899
Legal and professional	6,139	28,000
Office expenses	19,322	1,796
Business Supplies	96,324	-
Recruitment/ referral fees	24,726	-
Research and development	243,321	-
Shipping expenses	28,684	704
Transaction / merchant fees	5,955	-
Taxes and licenses	1,839	-
Total operating expenses	835,463	61,537
Operating Loss before interest and taxes	(633,152)	(49,399)
Other income/ (expenses)		
Interest expense	(1,069)	-
Interest income	6	-
Total other expenses	(1,063)	-
Net loss before taxes	(634,215)	(49,399)
Income tax benefit	133,208	10,374
Net loss	$ (501,007)	$ (39,025)

See Independent Accountant's Review Report.

Moonshot Junior, Inc.

Statements of Changes in Stockholders' Equity

	Common stock par value $.0001	Common stock Paid-in Capital	Treasury stock	Shareholders' Loan	Retained Deficit	Total
Balance at November 12, 2019	$ -	$ -		$ -	$ -	$ -
Plus: Stockholders' Contributions	895	6,105		-	-	7,000
Shareholders' Loan	-	-		68,589	-	68,589
Less: Net Loss	-	-		-	(39,025)	(39,025)
Balance at December 31, 2019	$ 895	$ 6,105	$ -	$ 68,589	$ (39,025)	$ 36,564
Plus: Stockholders' Contributions	-	-	-	-	-	-
Treasury stock	-	-	(38)	-	-	(38)
Shareholders' loan	-	-	-	126,926	-	126,926
Less: Net Loss	-	-	-	-	(501,007)	(501,007)
Balance at December 31, 2020	$ 895	$ 6,105	(38)	$ 195,515	$ (540,032)	$ (337,555)

See Independent Accountant's Review Report.

Moonshot Junior, Inc.

Statements of Cash Flows

	December 31,	
	2020	**2019**
Operating activities		
Net Loss	**$ (501,007)**	$ (39,025)
Less: deferred tax benefit	**(133,208)**	(10,374)
(Increase) decrease in accounts receivable	**(2,400)**	(730)
(Increase) decrease in inventory	**(25,331)**	(18,000)
Increase (decrease) in accrued interest	**1,068**	-
Increase (decrease) in trade payables	**15,429**	-
Increase (decrease) in accrued payroll	**150,000**	-
Net cash used by operating activities	**(495,449)**	(68,129)
Investing activities		
Purchase of fixed assets	**-**	-
Net cash used in investing activities	**-**	-
Financing activities		
Loans from shareholders	**126,926**	68,589
Purchase of treasury stock	**(38)**	-
Proceeds from financing	**435,949**	-
Proceeds from Common stock issuance	**-**	7,000
Net cash provided by financing activities	**562,837**	75,589
Net increase in cash and cash equivalents *(note 1)*	**67,338**	7,460
Cash and cash equivalents at beginning of year	**7,460**	-
Cash and cash equivalents at end of year	**$ 74,848**	$ 7,460

Supplemental disclosures of cash flow information:

Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report.

Moonshot Junior, Inc.
Notes to Financial Statements
December 31, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Moonshot Junior, Inc., (the Company), was incorporated on November 12, 2019 in the State of Delaware. The financial statements of Moonshot Junior, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York city, New York.

The Company is a Silicon Valley-based startup, that is remodeling the concept of empowering today's builders and innovators and turning them into tomorrow's professionals and entrepreneurs. The Company's cutting-edge platform and products strive to uncover and nurture the STEAM skills in children. The platform is an overlay around the ideas, projects, and products straight out of the creative minds of children between 7-17 years, with some guidance from subject-matter experts where necessary. The Company take pride in helping any kid who has questions, ideas, and above all, curiosity, for building anything. Kids interact, ideate, learn and work closely with the Company until their products are launched on our platform. These products are widely loved and purchased by other parents and children for education and inspiration, thus furthering the circle of innovation by young minds.

Risks *and Uncertainties*

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise, competition from large companies entering the market. These adverse conditions could affect the Company's financial condition and the results of its operations.

During the next 12 months, the Company intends to largely operate with funding from founders, and its Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

See Independent Accountant's Review Report.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

Cash and Cash Equivalents

Cash consists primarily of cash in bank and in overnight money market funds.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using a mid-month straight line method over the estimated useful lives of the assets, which for furniture and fixtures, and most computer equipment ranges primarily from three to seven years. Items less than thousand dollars are expensed.

Inventories

Inventories are stated at lower of cost or net realizable value. Inventories are reviewed on a periodic basis for identification and write off of slow moving, obsolete and impaired inventory. There is inventory of $2,000 and $43,331 as of December 31, 2020, and 2019, respectively.

Income Taxes

The Company files income tax returns for U.S. federal income tax purposes and in the state of Delaware. All income tax returns filed by the Company are subject to examination by taxing authorities.

See Independent Accountant's Review Report.

The Company has approximately $693,071 of federal net operating loss (NOL) carryforwards that may be used to offset future taxable income. A portion of the carryforwards will expire beginning in 2039.

	2020	2019	Total
NOL Carryover	$ **642,609**	$ 49,399	$ 693,071
Taxes related to NOL	$ **133,208**	$ 10,374	$ 143,582
Deferred tax asset	$ **143,582**	$ 10,374	-

3). Notes Payable

Notes Payables at December 31, 2020 and 2019, are comprised of the following:

	December 31,	
	2020	2019
SBA Loan (EIDL) 3.75%, due 05/29/2050 [1]	**8,000**	-
Simple Agreement for Future Equity (SAFE) [2]	**280,220**	-
Future Equity obligations – Crowdfunding [3]	**113,182**	-
Convertible promissory notes, 5%, due 12/31/2023 [4]	**24,547**	
Sunil Ranka, 7%, due 02/11/2023	**10,000**	-
Total obligations	**435,949**	-
Less current portion of long-term obligations	**-**	-
Total long-term obligations	$ **435,949**	$ -

[1] Economic Injury Disaster Loan Program (EIDL)

On May 29, 2020, the Company received loan proceeds of $8,000 under the EIDL program from the U.S. Small Business Administration. The loan is payable in monthly installments of $35 and accrues interest at the rate of 3.75% per annum. Payments will begin 12 months from the date of the loan and will be due in 30 years from the date of the loan.

See Independent Accountant's Review Report.

[2] Simple Agreement for Future Equity (SAFE) If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

Liquidity Event and Dissolution Event: If there is a Liquidity or dissolution Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity or dissolution Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

[3] Future Equity Obligations The restricted non-voting securities were issued via crowdfunding in August 2020. These securities will not earn dividend. In exchange for the payment, the Company issues to the investors the right to certain shares of the Company's capital stock. The "Valuation Cap" is $8,000,000. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to restrictions) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option

[4] Convertible notes details are as follow:

Automatic Conversion.   In the event the Company closes a Qualified Financing on or prior to the Maturity Date, all of the principal and accrued interest then outstanding under the Note shall be automatically converted into shares of preferred stock issued in the Qualified Financing at the closing thereof, and such shares have the same terms and conditions as those given to the investors in the Qualified Financing. The number of shares issued upon conversion shall be equal to the Obligations divided by the lower of (i) the Discount Price and (ii) the Conversion Price.

Optional Conversion. In the event the Company closes a Qualified Financing after the Maturity Date, at the option of the Holder, all of the principal and accrued interest then outstanding under

See Independent Accountant's Review Report.

the Note may be converted into shares of preferred stock issued in the Qualified Financing at the closing thereof, and such shares have the same terms and conditions as those given to the investors in the Qualified Financing. The number of shares issued upon conversion shall be equal to the Obligations divided by the lower of (i) the Discount Price and (ii) the Conversion Price.

4. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow, each share of Class A Common Stock is entitled to one vote.

5. Stock Option Plan

On December 13, 2019, the Company granted to each shareholders an option to purchase the Company's stock at $0.01 per share, which is equal to the estimated fair value of the stock on the date of grant. The options vest four years from the date of grant and are exercisable from then through a period of 4 years from the date of grant. Using the FAS123R, the average term of the options will be five years.

The Company accounts for any forfeitures or cancellation of options when they occur. The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	2020	2019	Total Options	Weighted Average Exercise Price
Granted	881,000	631,500	1,512,500	.01
Exercised	-	-	-	-
Expired/ (Cancelled)	175,000	175,000	350,000	.01
Total options outstanding	706,000	456,500	1,162,500 $	.01

Stock based compensation expense for the year ended December 31, 2020 and 2019 is nil due to immateriality.

See Independent Accountant's Review Report.

6. Shareholders' Loan Payable

From time-to-time, the Company's founding member advances the company funds or incur expenses on the Company's behalf. These advances are considered short-term, due on demand.

7. Commitments and Contingencies

As of the date of issuance of financials March 3, 2021, the company has no commitments or contingencies.

8. Going Concern

This is the Company's first full year of operations and because of Covid-19, there was higher demand of virtual education, accordingly, they continue to grow its customer base, develop its sales force and enhance its marketing capabilities. Company's online platform can teach 100s of student simultaneously and is ready. Development of their website was completed in 2020 and accordingly maintenance of website expense should be minimal in future years. Management is of the opinion that going concern is not an issue.

9. Subsequent Events

Management has evaluated subsequent events through March 3, 2021, the date on which the financial statements were available to be issued.

In 2020, an Indian subsidiary was created and it became operational in 2021.

See Independent Accountant's Review Report.